First Quarter Report

Condensed Consolidated Interim Financial Statements

(expressed in thousands of United States dollars)

Three Months ended March 31, 2012

(Unaudited – Prepared by Management)

SHAREHOLDER UPDATE

Review of First Quarter and Outlook for Second Quarter of Fiscal 2012

Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-Frankfurt: CAN), is pleased to provide the following review of Canarc’s progress in the First Quarter and outlook for the Second Quarter of fiscal 2012.

Q1 Review

•	Arranged a $200,000 debt financing from certain directors for working capital purposes
•	Continued discussions with potential partners regarding an option and joint venture to advance our New Polaris gold mine project through pre-production mine development to a feasibility study
•	Applied for exploration permits to drill the Windfall Hills and Tay LP gold projects this year
•	Evaluated several merger and acquisition opportunities for future growth

Q2 Outlook

In Q2, 2012, Canarc hopes to secure a partner to advance the New Polaris gold mine project in northwestern BC.  Management has also applied for exploration permits to facilitate plans to drill several attractive gold targets at the Windfall Hills and Tay LP gold properties, subject to securing either option and joint venture partners or appropriate financing.  Management will continue to pursue new opportunities for growth by evaluating attractive gold exploration and mining projects in the USA and Canada for acquisition where management’s exploration and mining experience can add value.

We appreciate the continued support of our many shareholders, and we all look forward to emerging from the current difficult markets for junior exploration companies.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in north-western British Columbia to the feasibility stage, exploring the Tay LP, Windfall Hills and Devil’s Thumb properties, and acquiring attractive gold exploration and mining projects in North America.

CANARC RESOURCE CORP.
Per:

/s/     Bradford J. Cooke

Bradford J. Cooke	May 7, 2012
Chairman and C.E.O.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

Notice of No Auditor Review of
Unaudited Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2012

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Canarc Resource Corp. (the “Company”) for the three months ended March 31, 2012 (the “Financial Statements”) have been prepared by and are the responsibility of the Company’s management, and have not been reviewed by the Company’s auditors.  The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with International Accounting Standards 34 (“IAS 34”) and International Financial Reporting Standards (“IFRS”).

CANARC  RESOURCE  CORP.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars)

		March 31,	December 31,
	Notes	2012	2011

ASSETS

CURRENT ASSETS
Cash		$203	$45
Receivables and prepaids	15	93	92
Marketable securities	6	-	93
Total Current Assets		296	230

NON-CURRENT ASSETS
Mineral properties	7	13,186	12,948
Equipment	8	6	7
Long-term investments	9	94	92
Total Non-Current Assets		13,286	13,047
Total Assets		$13,582	$13,277

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	15	$650	$524
Notes payable	10	293	88
Flow-through obligations	11	201	195
Total Liabilities		1,144	807

SHAREHOLDERS' EQUITY
Share capital	13	58,296	58,258
Reserve for share-based payments		1,026	1,081
Accumulated other comprehensive income (loss)		47	(54)
Deficit		(46,931)	(46,815)
Total Shareholders' Equity		12,438	12,470
Total Liabilities and Shareholders' Equity		$13,582	$13,277

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC  RESOURCE  CORP.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars, except per share amounts)

		Three Months Ended March 31,
	Notes	2012	2011

Expenses:
Amortization		$1	$1
Corporate development		5	20
Employee and director remuneration	15	157	125
General and administrative		57	93
Shareholder relations		54	21
Share-based payments	13(c), 15	56	2

Loss before the undernoted		(330)	(262)

Gain from disposition of marketable securities		77	-
Interest income		1	-
Interest expense		(5)	(2)
Foreign exchange gain		36	-
Due diligence cost on asset acquisition	7(c)	-	(60)

Loss before income tax		(221)	(324)

Deferred income tax recovery		-	1

Net loss for the period		(221)	(323)

Other comprehensive income:
Unrealized gain on available-for-sale securities	6	-	101
Realized gain on available-for-sale securities	6	(81)	-

Comprehensive loss for the period		$(302)	$(222)

Basic and diluted loss per share		$-	$-

Weighted average number of shares outstanding		96,071,776	91,118,495

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC  RESOURCE  CORP.
Condensed Consolidated Interim Statements of Shareholders’ Equity
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2010	90,985,890	$57,685	$1,259	$10	$(46,975)	$11,979

Conversion of convertible debenture	1,282,051	291	-	-	-	291
Property acquisition	215,580	24	-	-	-	24
Exercise of stock options	299,000	54	(22)	-	-	32
Exercise of warrants	1,313,650	205	-	-	-	205
Renunciation of flow-through expenditures	-	(1)	-	-	-	(1)
Share-based payments	-	-	241	-	-	241
Expiry of stock options	-	-	(397)	-	397	-
Effect from change in functional currency	-	-	-	-	(110)	(110)
Other comprehensive income:
Unrealized gain on available-for-sale securities	-	-	-	71	-	71
Foreign currency translation adjustment	-	-	-	(135)	-	(135)
Elimination of derivative liability (Note 12)	-	-	-	-	1,082	1,082
Net loss for the year	-	-	-	-	(1,209)	(1,209)
Balance, December 31, 2011	94,096,171	58,258	1,081	(54)	(46,815)	12,470
Exercise of stock options	220,000	38	(15)	-	-	23
Share-based payments	-	-	56	-	-	56
Expiry of stock options	-	-	(103)	-	103	-
Other comprehensive income:
Realized gain on available-for-sale securities	-	-	-	(81)	-	(81)
Foreign currency translation adjustment	-	-	7	182	2	191
Net loss for the period	-	-	-	-	(221)	(221)
Balance, March 31, 2012	94,316,171	$58,296	$1,026	$47	$(46,931)	$12,438

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC  RESOURCE  CORP.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars)

	Three Months Ended March 31,
	2012	2011

Cash provided from (used for):

Operations:
Loss for the period	$(221)	$(323)
Items not involving cash:
Accrued interest	5	2
Amortization	1	1
Share-based payments	56	2
Deferred income tax recovery	-	(1)
Gain from disposition of marketable securities	(77)	-
	(236)	(319)
Changes in non-cash working capital items:
Receivables and prepaids	(1)	(23)
Accounts payable and accrued liabilities	126	(3)
Cash used by operating activities	(111)	(345)

Financing:
Issuance of common shares, net of share issuance costs	23	369
Proceeds from demand loans	200	-
Cash provided from financing activities	223	369

Investing:
Proceeds from disposition of marketable securities	92	-
Mineral properties, net of recoveries	(46)	(14)
Acquisition of asset held for sale	-	(300)
Cash provided from (used by) investing activities	46	(314)

Increase (decrease) in cash	158	(290)
Cash, beginning of period	45	592

Cash, end of period	$203	$302

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC  RESOURCE  CORP.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – Prepared by Management)
(expressed in thousands of United States dollars)

	Three Months Ended March 31,
	2012	2011

Non-cash financing and investing activities:

Change from U.S. dollar to Canadian dollar functional currency:
Derivative liability for warrants	$-	$1,049
Cumulative translation adjustment	-	840
Unrealized foreign exchange gain	-	279

Advance applied to equipment acquisition	-	300

Fair value of stock options allocated to shares issued on exercise of stock options	15	3

Expiration of stock options	103	41

Income taxes paid	-	-

Interest paid	-	-

Refer to the accompanying notes to the condensed consolidated interim financial statements.

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.           Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of reserves in its mineral properties, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its properties, and upon future profitable production or proceeds from the disposition thereof.  The Company’s registered and corporate office is in Vancouver, BC, Canada.

The Company has incurred significant net losses of $221,000 for the three months ended March 31, 2012 (March 31, 2011 - $323,000), and has a deficit of $46.9 million as at March 31, 2012 (December 31, 2011 - $46.8 million).  Furthermore, the Company has working capital deficiency of $848,000 as at March 31, 2012 (December 31, 2011 - $577,000).  These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations.  Management would need to raise the necessary capital to meet its planned business objectives.  There can be no assurance that management’s plans will be successful.  These condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern, and such adjustments could be material.

2.           Basis of Presentation

(a)           Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  The Company has consistently applied the same accounting policies for all periods as presented.

(b)           Approval of consolidated financial statements:

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 10, 2012.

Canarc Resource Corp.	Page 8

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.           Basis of Presentation     (continued)

(c)           Basis of presentation:

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5.

(d)           Functional currency and presentation currency:

The Company’s functional currency is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Monetary assets and liabilities at the exchange rate at the statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•	Shareholders’ equity items at historical exchange rates; and
•	Revenue and expense items at the rate of exchange in effect on the transaction date.

The Company’s presentation currency is the United States dollar.  For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period using the exchange rate at the end of each reporting period.

Exchange gains and losses arising from the presentation change are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e)	Critical accounting estimates:

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the period.  Actual results may differ from these estimates and, as such, estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests;  the determination of accrued liabilities;  accrued site remediation;  flow-through obligations and deferred income tax liability;  the variables used in the determination of the fair value of stock options granted, warrants issued and derivative liability for warrants;  and the recoverability of deferred tax assets.  While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canarc Resource Corp.	Page 9

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.           Basis of Presentation     (continued)

(f)           New accounting standards and recent pronouncements:

All of the new and revised standards described below may be early adopted.

(i)           IAS 27 Separate Financial Statements (2011) (“IAS 27”)

This amended version of IAS 27 now only deals with the requirements for separate financial statements, which have been carried over largely unamended from IAS 27 Consolidated and Separate Financial Statements.  Requirements for consolidated financial statements are now contained in IFRS 10 Consolidated Financial Statements.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013.  If early adopted, it must be adopted together with IFRS 10, IFRS 11, IFRS 12 and IAS 28 (2011).

(ii)           IAS 28 Investments in Associates and Joint Ventures (2011) (“IAS 28”)

This standard supersedes IAS 28 Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

The standard defines “significant influence” and provides guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases).  It also prescribes how investments in associates and joint ventures should be tested for impairment.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013.  If early adopted, it must be adopted together with IFRS 10, IFRS 11, IFRS 12 and IAS 27 (2011).

(iii)           IFRS 9 Financial Instruments (2009) (“IFRS 9 (2009)”)

IFRS 9 (2009) introduces new requirements for classifying and measuring financial assets, as follows:

•	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances).
•	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss.
•	All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.
•
The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

This standard is applicable to annual reporting periods beginning on or after January 1, 2013.

Canarc Resource Corp.	Page 10

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.           Basis of Presentation     (continued)

(f)           New accounting standards and recent pronouncements:     (continued)

(iv)           IFRS 9 Financial Instruments (2010) (“IFRS 9 (2010)”)

A revised version of IFRS 9 (2010) incorporates revised requirements for the classification and measurement of financial liabilities, and carries over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities.  New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss.

The standard applies to annual periods beginning on or after January 1, 2015.  This standard supersedes IFRS 9 (2009).

(v)           IFRS 10 Consolidated Financial Statements (“IFRS 10”)

The standard requires a parent to present consolidated financial statements as those of a single economic entity, replacing the requirements previously contained in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.

The standard identifies the principles of control, determines how to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the principles for the preparation of consolidated financial statements.

The standard introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in “special purpose entities”).  Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the returns.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013.  If early adopted, it must be adopted together with IFRS 11, IFRS 12, IAS 27 (2011) and IAS 28 (2011).

Canarc Resource Corp.	Page 11

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.           Basis of Presentation     (continued)

(f)           New accounting standards and recent pronouncements:     (continued)

(vi)           IFRS 11 Joint Arrangements (“IFRS 11”)

This standard replaces IAS 31 Interests in Joint Ventures, and requires a party to a joint arrangement to determine the type of joint arrangement in which it is involved by assessing its rights and obligations and then account for those rights and obligations in accordance with that type of joint arrangement.

Joint arrangements are either joint operations or joint ventures:

•
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement.  Joint operators recognize their assets, liabilities, revenue and expenses in relation to its interest in a joint operation (including their share of any such items arising jointly).

•
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (joint venturers) have rights to the net assets of the arrangement.  A joint venturer applies the equity method of accounting for its investment in a joint venture in accordance with IAS 28 Investments in Associates and Joint Ventures (2011).  Unlike IAS 31, the use of “proportionate consolidation” to account for joint ventures is not permitted.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013. If early adopted, it must be adopted together with IFRS 10, IFRS 12, IAS 27 (2011) and IAS 28 (2011).

(vii)         IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

The standard requires the extensive disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

In high-level terms, the required disclosures are grouped into the following broad categories:

•	Significant judgments and assumptions - such as how control, joint control, significant influence has been determined.
•	Interests in subsidiaries - including details of the structure of the group, risks associated with structured entities, changes in control, and so on.
•
Interests in joint arrangements and associates - the nature, extent and financial effects of interests in joint arrangements and associates (including names, details and summarized financial information).

•
Interests in unconsolidated structured entities - information to allow an understanding of the nature and extent of interests in unconsolidated structured entities and to evaluate the nature of, and changes in, the risks associated with its interests in unconsolidated structured entities.

Canarc Resource Corp.	Page 12

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.           Basis of Presentation     (continued)

(f)           New accounting standards and recent pronouncements:     (continued)

(vii)         IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)     (continued)

IFRS 12 lists specific examples and additional disclosures which further expand upon each of these disclosure objectives, and includes other guidance on the extensive disclosures required.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013.  If early adopted, it must be adopted together with IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011).

(viii)        IFRS 13 Fair Value Measurement (“IFRS 13”)

The standard replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard.

This IFRS defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements.  However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements).  With some exceptions, the standard requires entities to classify these measurements into a “fair value hierarchy” based on the nature of the inputs:

•	Level 1 - quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
•	Level 2 - inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 - unobservable inputs for the asset or liability.

Entities are required to make various disclosures depending upon the nature of the fair value measurement (e.g., whether it is recognized in the financial statements or merely disclosed) and the level in which it is classified.

The standard is applicable to annual reporting periods beginning on or after January 1, 2013.

Canarc Resource Corp.	Page 13

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.           Basis of Presentation     (continued)

(f)           New accounting standards and recent pronouncements:     (continued)

(ix)           Amendments to IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

The amendments to IFRS 7 Financial Instruments: Disclosures result from the IASB's comprehensive review of off balance sheet activities.

The amendments introduce additional disclosures, designed to allow users of financial statements to improve their understanding of transfer transactions of financial assets (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets.  The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period.

The amendments apply to annual periods beginning on or after July 1, 2011.

(x)            Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12)

The amendments applies to IAS 12 Income Taxes to provide a presumption that recovery of the carrying amount of an asset measured using the fair value model in IAS 40 Investment Property will, normally, be through sale.

As a result of the amendments, SIC-21 Income Taxes — Recovery of Revalued Non-Depreciable Assets would no longer apply to investment properties carried at fair value.  The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC-21, which is accordingly withdrawn.

The amendments are applicable to annual periods beginning on or after January 1, 2012.

(xi)	Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters (Amendments to IFRS 1)

The amendments apply to IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRSs) to:

•
Replace references to a fixed date of “January 1, 2004” with “the date of transition to IFRSs”, thus eliminating the need for companies adopting IFRSs for the first time to restate de-recognition transactions that occurred before the date of transition to IFRSs.

•
Provide guidance on how an entity should resume presenting financial statements in accordance with IFRSs after a period when the entity was unable to comply with IFRSs because its functional currency was subject to severe hyperinflation.

The amendments are applicable to annual periods beginning on or after July 1, 2011.

Canarc Resource Corp.	Page 14

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.           Basis of Presentation     (continued)

(f)           New accounting standards and recent pronouncements:     (continued)

(xii)           Presentation of Items of Other Comprehensive Income (“OCI”) (Amendments to IAS 1)

The amendments apply to IAS 1 Presentation of Financial Statements to revise the way other comprehensive income is presented.

The amendments:

•
Preserve the amendments made to IAS 1 in 2007 to require profit or loss and OCI to be presented together, i.e., either as a single “statement of profit or loss and comprehensive income”, or a separate “statement of profit or loss' and a 'statement of comprehensive income” – rather than requiring a single continuous statement as was proposed in the exposure draft.

•
Require entities to group items presented in OCI based on whether they are potentially reclassifiable to profit or loss subsequently. i.e., those that might be reclassified and those that will not be reclassified.

•
Require tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

The amendments are applicable to annual reporting periods beginning on or after July 1, 2012.

(xiii)         IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement.

The Interpretation requires stripping activity costs which provide improved access to ore are recognized as a non-current “stripping activity asset” when certain criteria are met.  The stripping activity asset is depreciated or amortized on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate.

IFRIC 20 applies to annual periods beginning on or after January 1, 2013.

The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

Canarc Resource Corp.	Page 15

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.           Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

(a)           Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its significant subsidiaries including New Polaris Gold Mines Ltd. (100%).  All significant intercompany transactions and balances are eliminated on consolidation.

(b)	Financial instruments:

(i)           Financial assets:

The Company classifies its financial assets in the following categories:  fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity (“HTM”) and available-for-sale (“AFS”).  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of financial assets at recognition.

Financial assets at FVTPL

Financial assets at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss.  Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date.  Loans and receivables are carried at amortized cost less any impairment.  Loans and receivables comprise trade and other receivables.

Held to maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity.  HTM investments are initially recognized on their trade-date at fair value, and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive loss.  The Company does not have any assets classified as HTM investments.

Canarc Resource Corp.	Page 16

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.           Significant Accounting Policies     (continued)

(b)	Financial instruments: (continued)

(i)           Financial assets:     (continued)

Available-for-sale financial assets

AFS financial assets are non-derivatives that are either designated as available-for sale or not classified in any of the other financial asset categories.  Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity.  AFS assets include investments in equities of other entities.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are also recognized in profit or loss.  When financial assets classified as AFS are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit and loss.

(ii)           Financial liabilities:

The Company classifies its financial liabilities in the following categories:  FVTPL, other financial liabilities, and derivative financial liabilities.

Financial liabilities at FVTPL

Financial liabilities at FVTPL are initially recognized at fair value with changes in fair value recorded through profit or loss.  The Company has no financial liabilities at FVTPL.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date.  Financial liabilities include trade accounts payable, note payables, other payables, advances from non-controlling interest, deferred credits, and loans.

Derivative financial liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss.  Derivative financial liabilities include warrants issued by the Company denominated in a currency other than the Company’s functional currency.

Canarc Resource Corp.	Page 17

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.           Significant Accounting Policies     (continued)

(b)	Financial instruments: (continued)

(iii)           Fair value hierarchy:

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values.  The fair value of financial assets and financial liabilities included in level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Financial assets and liabilities in level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data.  Level 3 valuations are based on inputs that are not based on observable market data.

(iv)           Impairment of financial assets:

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired.  An evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on indicators such as significant adverse changes in the market, economic or legal environment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(v)           Derecognition of financial assets and liabilities:

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred.  A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.  Gains and losses on derecognition are recognized within other income and finance costs respectively.

(c)           Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded.  Option payments are recorded as property costs or recoveries when the payments are made or received.  Proceeds received on the sale or option of the Company’s property interest is recorded as a reduction of the mineral property cost.  The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

Canarc Resource Corp.	Page 18

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.           Significant Accounting Policies     (continued)

(c)           Mineral properties:     (continued)

The amounts shown for mineral properties represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

(d)           Equipment:

Equipment is recorded at cost and, for equipment subject to amortization, the Company uses the declining balance method at rates varying from 10% to 30% annually.

(e)           Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants.

(f)           Non-monetary transactions:

Common shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(g)           Flow-through common shares:

Flow-through common shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares.  The proceeds from common shares issued under flow-through common share financing agreements are credited to share capital.  The tax impact to the Company of the renouncement is recorded on the date that the renunciation is filed with taxation authorities, through a decrease in share capital and the recognition of a deferred tax liability.

A portion of the deferred income tax assets that were not previously recognized are recognized as a recovery of deferred income taxes in the consolidated statements of operations up to the amount of the deferred income tax liability or renouncement.

(h)	Share-based payments:

The Company has a stock option plan that is described in Note 13(c).  Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The offset to the recorded cost is to the reserve for share-based payments.  Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital.  Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

Canarc Resource Corp.	Page 19

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.           Significant Accounting Policies     (continued)

(h)	Share-based payments: (continued)

The Company has a share appreciation rights plan, which provides option holders the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  The fair value of the underlying stock option, which is cancelled on the exercise of the share appreciation rights, is transferred from the related reserve for share-based payments to share capital.  The difference between the quoted market price, on the date the share appreciation right is exercised, of the shares issued and the fair value of the stock option is recorded as share capital and charged to profit or loss.

(i)	Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures.  These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision.  The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit and loss in the period incurred.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred.  The cost of ongoing current programs to prevent and control pollution is charged against profit and loss as incurred.

(j)           Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.  The treasury stock method is used to calculate diluted earnings (loss) per common share amounts.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  In the Company’s case, diluted loss per common share presented is the same as basic loss per common share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

Canarc Resource Corp.	Page 20

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.           Significant Accounting Policies     (continued)

(k)	Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation.  Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.  When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

4.	Management of Capital

The Company is an exploration stage company and this involves a high degree of risk.  The Company has not determined whether its properties contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations.  The Company’s primary source of funds comes from the issuance of share capital and proceeds from notes payable.  The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital.  Capital requirements are driven by the Company’s exploration activities on its mineral property interests.  To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals.  The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future.  The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests and to meet its administrative overhead costs for the coming periods.

As at March 31, 2012, the Company was not subject to any externally imposed capital requirements.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2012.

Canarc Resource Corp.	Page 21

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk

The Company has classified its cash as financial assets at fair value through profit or loss;  marketable securities and long-term investments as available-for-sale financial assets;  receivables and prepaids and royalty receivable as loans and receivables;  and accounts payable and accrued liabilities, notes payable and flow through obligation as other financial liabilities.

The Company classifies derivative liability for warrants as derivative financial liabilities and are measured at fair value.  All gains and losses are included in profit or loss in the period in which they arise.

The Company’s long-term investment in shares of Aztec Metals Corp., a company sharing two common directors, (“Aztec”) is classified as AFS but such shares do not have a quoted market price in an active market and are therefore measured at cost.

The fair values of the Company’s receivables, accounts payable and accrued liabilities, notes payable, and flow-through obligation approximate their carrying values due to the short terms to maturity.  Cash and marketable securities are measured at fair values using level 1 inputs.  Disclosure is not made of the fair value of the long-term investments as the shares do not have a quoted market price in an active market.  The fair value of the royalty receivable approximates its carrying value as it was initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.  The royalty receivable is level 3 in the fair value hierarchy as it is based on unobservable inputs.  Derivative liability for warrants is level 2 in the fair value hierarchy as the Company uses the Black-Scholes option pricing model to determine the fair value of the warrants.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk which includes foreign currency risk, interest rate risk and other price risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)           Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.  The royalty receivable is due from an unrelated entity, and the Company has not taken any steps to mitigate the credit risk associated with this receivable (Note 7(b)).

Canarc Resource Corp.	Page 22

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(b)           Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings.  The Company will require significant additional funding to meet its short-term liabilities, demand loans, flow through obligations and administrative overhead costs, and to maintain its mineral property interests in 2012.

Accounts payable and accrued liabilities are due in less than 90 days, and the notes payables are due on demand.

(c)           Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)            Foreign currency risk:

The Company’s mineral properties and operations are in Canada.  A certain portion of its operating expenses are incurred in Canadian dollars, and fluctuations in U.S. dollars would impact the cumulative translation adjustment of the Company and the values of its assets and liabilities as its financial statements are stated in U.S. dollars for presentation purposes.

At March 31, 2012, the Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

Held in Canadian dollars

Cash	$50
Accounts payable and accrued liabilities	(77)

Net assets (liabilities)	$(27)

Based upon the above net exposure as at March 31, 2012 and assuming all other variables remain constant, a 10% depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $2,700 in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Canarc Resource Corp.	Page 23

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.	Management of Financial Risk (continued)

(c)           Market risk:     (continued)

(ii)           Interest rate risk:

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at period-end and the notes payable are stated at a fixed interest rate.

(iii)	Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby the Company’s investment in marketable securities is subject to market price fluctuations.

6.           Marketable Securities

	March 31,	December 31,
	2012	2011

Balance, begin of period	$93	$25
Unrealized gain on available-for-sale securities	-	71
Realized gain from disposition of available-for-sale securities	(81)	-
Disposition of available-for-sale securities at cost	(14)	-
Foreign currency translation adjustment	2	(3)
Balance, end of period	$-	$93

The quoted market value of shares of a company was $Nil at March 31, 2012 (December 31, 2011 - $93,000), as these shares were disposed in January and February 2012 for total proceeds of CAD$92,400.

Canarc Resource Corp.	Page 24

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.           Mineral Properties

	British Columbia (Canada)			Yukon (Canada)
	New Polaris	Windfall Hills	Devil's Thumb	Tay-LP	Total
	(Note 7(a)(i))	(Note 7(a)(iii))	(Note 7(a)(iv))	(Note 7(a)(ii))

Acquisition Costs:

Balance, December 31, 2010	$3,605	$-	$-	$74	$3,679
Additions	-	67	6	72	145
Adjustments from change in functional currency	295	-	-	-	295
Balance, December 31, 2011	3,900	67	6	146	4,119
Additions	4	2	1	3	10
Balance, March 31, 2012	$3,904	$69	$7	$149	$4,129

Deferred Exploration Expenditures:

Balance, December 31, 2010	$8,660	$-	$-	$385	$9,045
Additions	166	106	15	48	335
Adjustments from change in functional currency	(541)	-	-	(10)	(551)
Balance, December 31, 2011	8,285	106	15	423	8,829
Additions	212	2	1	13	228
Balance, March 31, 2012	$8,497	$108	$16	$436	$9,057

Mineral property interests:
Balance, December 31, 2010	$12,265	$-	$-	$459	$12,724
Balance, December 31, 2011	12,185	173	21	569	12,948
Balance, March 31, 2012	12,401	177	23	585	13,186

(a)           Canada:

           (i)           New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs at March 31, 2012 include a reclamation bond for CAD$250,000 (December 31, 2011 - CAD$250,000).

Canarc Resource Corp.	Page 25

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.           Mineral Properties     (continued)

(a)           Canada:     (continued)

           (ii)           Tay-LP:

On August 24, 2009, the Company entered into an option agreement with Ross River Minerals Inc. and Ross River Gold Ltd. (collectively, “Ross River”) to acquire a 100% interest in the Tay-LP gold property, located in Yukon, by paying CAD$1 million in cash and/or shares and spending CAD$1.5 million on exploration over a three-year period which can occur in two stages.  In the first stage, the Company can earn a 51% interest by paying CAD$150,000 in cash and spending CAD$900,000 on exploration on or before October 31, 2011.  In the second stage, the Company can earn an additional 49%, thereby totalling a 100% interest, by paying CAD$850,000 in cash or common shares at the Company’s discretion and spending CAD$600,000 on exploration on or before October 31, 2012.  If the Company does not proceed with the second stage, then a joint venture would be formed.  The Company shall pay to the optionors a gold bonus equal to CAD$1 per ounce (“oz”) of gold for all proven and probable gold reserves and measured and indicated gold resources to a maximum of 1 million oz gold.  The option agreement is subject to a NSR totalling 3% which can be reduced to 1.5% by payments totalling US$1.95 million.  Commencing on or before October 31, 2009 and continuing on or before October 31 of each subsequent year until the property is put into commercial production, the Company shall pay to the NSR holders an annual advance NSR royalty payments totalling CAD$25,000 or that number of common shares of the Company and which shall be deducted from NSR obligations.  The NSR of 3% shall be subject to maximum total payments based on one million payable ounces of gold being mined by commercial production but will be reduced to 500,000 payable ounces of gold if the NSR was reduced to 1.5%.

On September 3, 2011, the Company and Ross River amended the option agreement by increasing the cash payment of CAD$50,000 to CAD$75,000 due by October 31, 2011 (paid), deferring the exploration expenditures of CAD$500,000 from October 31, 2011 to October 31, 2012 and exploration expenditures of CAD$600,000 from October 31, 2012 to October 31, 2013, and including a cash payment of CAD$25,000 due by October 31, 2012.

Cash payments of CAD$75,000 were paid in 2011 (2010 – CAD$80,000) for option payments.  The Company issued 215,580 (2010 - 221,235) common shares in 2011 at a value of CAD$0.116 (2010 - CAD$0.113) per common share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.

In late March 2010, the Company entered into an option agreement with Cap-Ex Ventures Ltd. (“Cap-Ex”) whereby Cap-Ex can acquire 50% of the Company’s interest in the Tay-LP gold property by paying CAD$100,000 of which CAD$25,000 have been received, issuing 200,000 common shares of which 100,000 shares have been issued, incurring exploration expenditures of CAD$675,000 by October 31, 2011, and maintaining the Company’s underlying option agreement in good standing until October 2011.  Cap-Ex terminated the option agreement in March 2011.

Canarc Resource Corp.	Page 26

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.           Mineral Properties     (continued)

(a)          Canada:     (continued)

              (iii)            Windfall Hills:

In April 2011, the Company entered into two option agreements to purchase 100% interests in two adjacent gold properties located in British Columbia.  The Company can acquire a 100% interest in the Atna properties by making $750,000 in cash payments over a four year period ($50,000 paid), honouring a pre-existing 1.5% NSR production royalty that can be purchased for CAD$1 million, and granting the vendor a 2% NSR production royalty.  In March 2012, the Company amended the option agreement in which the option payment of $100,000 due on April 21, 2012 was payable in 12 monthly installments of $8,333 over a twelve month period beginning April 21, 2012.

The Company can acquire a 100% interest in the Dunn properties by making CAD$250,000 in cash payments over a four year period (CAD$15,000 paid), and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report.  The formula for the bonus payment is $30 per oz for measured resources, $20 per oz for indicated resources, and $10 per oz for inferred resources.  In March 2012, the Company amended the option agreement in which the option payment of $25,000 due on April 20, 2012 was payable in 3 monthly installments of $8,333 over a three month period beginning April 21, 2012.

               (iv)           Devil’s Thumb:

In May 2011, the Company staked three gold properties northeast of its Windfall Hills properties in central British Columbia.

(b)           Sara Kreek, Suriname:

As at December 31, 2005, the Company held 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession.  On April 15, 2006, the Company entered into a Settlement and Termination Agreement with Suriname Wylap Development N.V. (“Wylap Development”) to transfer its interest in Sara Kreek Resource to Wylap Development.  The Company received a cash payment of $400,000 in 2006 and shall receive the greater of $50,000 per year, payable semi-annually, or 1.5% royalty on annual gross production from the Sara Kreek property until December 31, 2011, in settlement of all claims, loans and advances owed to the Company.  The Company has received $50,000 in annual royalties with final royalties of $50,000 received in 2011.

Canarc Resource Corp.	Page 27

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.             Mineral Properties     (continued)

(b)           Sara Kreek, Suriname:     (continued)

The royalty receivable has been determined using the effective interest rate method.  The expected future cash flows have been discounted using the effective interest rate to determine the present value as at December 31, 2011:

Present value of expected cash flows from royalties as at December 31, 2010	$50
Less: Royalty received during the year	(50)
Royalty receivable as at December 31, 2011	$-

(c)           Relief Canyon, United States:

In December 2010, the Company was the accepted bidder to acquire an open pit, heap leach gold mine through a bankruptcy court auction held in Reno, Nevada.  The Company agreed to purchase the Relief Canyon gold mine assets from Firstgold Corporation (“Firstgold”) for $11 million, subject to a due diligence period which expired on February 4, 2011.  As a condition of its winning bid, the Company paid a non-refundable deposit of $300,000 in December 2010 to Firstgold in trust pending the Company’s due diligence, and was also obligated to pay $20,000 bi-weekly to Firstgold for its operating expenses during the due diligence period.  If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets, the Company was obligated to pay an additional $300,000 to Firstgold but in return, Firstgold would transfer ownership of its fully built, permitted and operating commercial assay laboratory located near the Relief Canyon mine-site to the Company.

To finance the acquisition, the Company arranged a CAD$12 million bridge loan with Effisolar Energy Corporation (“Effisolar”), subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals.  The bridge loan was to close on or before February 3, 2011, matured in one year, bore simple annual interest rate of 12%, and was to be secured by a first charge on the Relief Canyon gold mine assets.  If the Company elected not to proceed with the purchase of the Relief Canyon gold mine assets whereby the acquisition of the commercial assay laboratory would then need to be financed, the Company arranged a separate CAD$300,000 convertible loan with Effisolar, subject to Effisolar’s due diligence, execution of definitive loan documents and regulatory and exchange approvals.  At the Company’s election, the convertible loan was to close on or before February 3, 2011, mature in one month, bear no interest and automatically convert into common shares of the Company based on the 10-day average closing price on the Toronto Stock Exchange (“TSX”).

In January 2011, after conducting due diligence, both the Company and Effisolar decided not to proceed with the Relief Canyon project.  In early February 2011, the Company paid an additional $300,000 to Firstgold whereby ownership of the commercial assay laboratory was transferred to the Company.  The Company issued a convertible debenture for CAD$300,000 to Effisolar for the interest-free loan from Effisolar, which was then converted into 1,282,051 common shares of the Company on March 2, 2011.

In May 2011, the Company disposed of the assay laboratory for $600,000 plus recovery of out-of-pocket expenses incurred by the Company.

Canarc Resource Corp.	Page 28

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.           Mineral Properties     (continued)

(d)         Expenditure options:

  As at March 31, 2012, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments to the optionors as follows:

	Option	Option	Exploration	Advance Royalty	Net Smelter	Number of
	Payments	Payments	Commitments (1)	Payments	Reduction	Shares
	(CAD$000s)	(US$000s)	(CAD$000s)	(CAD$000s)	(US$000s)

New Polaris (Note 7(a)(i)):
Net profit interest reduction						150,000
or buydown

Tay-LP (Note 7(a)(ii)):
October 31, 2012	$25		$210
October 31, 2013	850		600

Annual advance royalty payments
until commercial production				$25

Net smelter reduction from 3% to 1.5%					$1,950

Windfall Hills (Note 7(a)(iii)):

Atna properties:
April 21, 2012 (paid)		$8
May 21, 2012		8
June 21, 2012		8
July 21, 2012		8
August 21, 2012		8
September 21, 2012		8
October 21, 2012		8
November 21, 2012		8
December 21, 2012		9
January 21, 2013		9
February 21, 2013		9
March 21, 2013		9
April 21, 2013		150
April 21, 2014		200
April 21, 2015		250

Dunn properties:
April 20, 2012 (paid)	8
May 20, 2012	8
June 20, 2012	9
April 20, 2013	35
April 20, 2014	50
April 20, 2015	125

	$1,110	$700	$810	$25	$1,950	150,000

(1)	Exploration commitments for the Tay-LP property are adjusted for management fees of 5% and 10% and exploration expenditures incurred by Cap-Ex.

Canarc Resource Corp.	Page 30

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.             Mineral Properties     (continued)

(d)           Expenditure options:     (continued)

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(e)           Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(f)           Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the properties, on the attainment of successful commercial production or from the proceeds of their disposal.  The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(g)           Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.  The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Canarc Resource Corp.	Page 31

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.            Equipment

		Accumulated	Net Book
	Cost	Amortization	Value

Balance, December 31, 2010	$10	$-	$10
Additions	-	3	(3)
Balance, December 31, 2011	10	3	7
Additions	-	1	(1)
Balance, March 31, 2012	$10	$4	$6

9.            Long-Term Investments

As at March 31, 2012, the Company ha an interest of 9% in Aztec (December 31, 2011 – 9%).

There is no separately quoted market value for the Aztec shares and the fair value cannot be reliably determined.  Therefore they are recorded at cost.

10.           Notes Payable

Balance, December 31, 2010	$81
Add: Accrued interest during the year	9
Less: Currency translation adjustment	(2)
Balance, December 31, 2011	88
Add:
Proceeds from demand loans	200
Accrued interest during the period	3
Currency translation adjustment	2
Balance, March 31, 2012	$293

In May 2009, the Company received CAD$62,030 in demand loans from certain directors and an officer of the Company.  The loans are repayable on demand and bore an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were previously secured by the Company’s shareholdings in Caza Gold Corp., a company with one common director (“Caza”), at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12% payable upon repayment effective September 1, 2010.  As at March 31, 2012, notes payable includes interest accrual of CAD$22,300 (December 31, 2011 - CAD$19,800) and loan bonus accrual of CAD$7,400 (December 31, 2011 – CAD$7,400).

In March 2012, the Company arranged demand loans of CAD$200,000 from certain directors and an officer of the Company.  The loans are repayable on demand and bear an interest rate of 12% compounded monthly with interest payable semi-annually.

Canarc Resource Corp.	Page 31

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.           Flow-through Obligation

Pursuant to an audit by the Canada Revenue Agency (the “CRA”) which was completed in June 2010, CRA disallowed approximately CAD$1.01 million in exploration expenditures incurred in 2007 as Canadian exploration expenditures (“CEE”) of which approximately CAD$795,000 as being disqualified as CEE for flow-through purposes.  The Company accrued liabilities of approximately CAD$146,300 (December 31, 2011 - CAD$146,300) for estimated indemnities related to the disqualified CEE for flow-through purposes and CAD$62,100 (December 31, 2011 - CAD$51,700) in accrued interests related to the indemnities.  Should the estimate change in the future, it may affect future results of operations and cash flows.  In 2011, the Company did pay CAD$37,900 including interest for indemnities relating to ineligible CEE for flow-through purposes.

12.           Derivative Liability for Warrants

Balance, January 1, 2010	$193
Add: Unrealized gain from derivative warrants	913
Less: Fair value from the exercise of derivative warrants	(24)
Balance, December 31, 2010	1,082
Less: Elimination of derivative liability for warrants due to change in functional currency	(1,082)
Balance, December 31, 2011	$-

All of the Company’s outstanding share purchase warrants have exercise prices which are denominated in Canadian dollars.

Prior to January 1, 2011, the Company’s functional currency was the U.S. dollar, which resulted in the warrants being considered a derivative.  Accordingly, the Company’s share purchase warrants were classified and accounted for as a derivative liability at fair value through profit and loss.

Effective January 1, 2011, the Company’s functional currency changed from the U.S. dollar to the Canadian dollar.  Accordingly, the outstanding warrants are no longer treated as a derivative liability, and the corresponding recovery of $1,082,000 has been recognized in deficit.

There is no derivative liability for warrants as at March 31, 2012.

Canarc Resource Corp.	Page 32

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.           Share Capital

(a)           Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b)           Issued:

In February 2011, the Company issued a convertible debenture for CAD$300,000 to Effisolar for the interest-free loan from Effisolar, which was then converted into 1,282,051 common shares of the Company on March 2, 2011.  Note 7(c) provides further details.

In February 2011, the Company renounced CAD$4,760 in exploration expenditures from the proceeds of the flow-through private placements in 2009, resulting in the recognition of a deferred income tax recovery of approximately $1,200.

On November 1, 2011, the Company issued 215,580 common shares at a price of CAD$0.116 per share as the annual advance NSR royalty for CAD$25,000 for the Tay-LP property.  Note 7(a)(ii) provides further details.

(c)           Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 16,335,000 common shares, of which options for 10,970,000 common shares are outstanding as at March 31, 2012.  The exercise price of each option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the board at the time the options are granted.

At the discretion of the board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

Canarc Resource Corp.	Page 33

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.           Share Capital     (continued)

(c)           Stock option plan:     (continued)

The continuity of outstanding stock options for the three months ended March 31, 2012 is as follows:

	2012
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, beginning of period	10,115,000	$0.24
Granted	1,400,000	$0.10
Exercised	(220,000)	$0.10
Expired	(325,000)	$0.74
Outstanding balance, end of period	10,970,000	$0.21

Exercise price range (CAD$)	$0.10 - $0.54

The following table summarizes information about stock options exercisable and outstanding at March 31, 2012:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Mar 31, 2012	(Number of Years)	(CAD$)	Mar 31, 2012	(Number of Years)	(CAD$)

$0.54	1,065,000	0.21	$0.54	1,065,000	0.21	$0.54
$0.46	750,000	0.49	$0.46	750,000	0.49	$0.46
$0.10	1,400,000	0.98	$0.10	350,000	0.98	$0.10
$0.29	1,730,000	1.12	$0.29	1,730,000	1.12	$0.29
$0.11	1,440,000	2.29	$0.11	1,440,000	2.29	$0.11
$0.10	2,400,000	3.44	$0.10	1,864,000	3.44	$0.10
$0.135	2,185,000	4.27	$0.135	853,000	4.27	$0.135
	10,970,000	2.26	$0.21	8,052,000	2.01	$0.24

Canarc Resource Corp.	Page 34

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.           Share Capital     (continued)

(c)           Stock option plan:     (continued)

During the three months ended March 31, 2012, the Company recognized share-based payments of $56,000 (March 31, 2011 - $2,000), net of forfeitures, based on the fair value of options that were earned by the provision of services during the period.  Share-based payments are segregated between directors and officers, employees and consultants as follows:

March 31, 2012

Directors and officers	$39
Employees	2
Consultants	15

$56

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

March 31, 2012

Number of stock options granted	1,400,000
Fair value of stock options granted (CAD$)	$0.07

Market price of shares on grant date (CAD$)	$0.14
Pre-vest forfeiture rate	1.08%
Risk-free interest rate	1.21%
Expected dividend yield	0%
Expected stock price volatility	102%
Expected option life in years	0.99

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

Stock options for 325,000 common shares expired unexercised in January 2012 and stock options for 220,000 common shares were exercised in March 2012.

In March 2012, the Company granted 1,400,000 stock options with an exercise price of CAD$0.10 and which are exercisable for a period of up to one year and are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every three months thereafter.

Canarc Resource Corp.	Page 35

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.           Share Capital     (continued)

(d)           Warrants:

At March 31, 2012, the Company had outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2011	Issued	Exercised	Expired	March 31, 2012

$0.22	June 13, 2012	4,250,000	-	-	-	4,250,000

		4,250,000	-	-	-	4,250,000

(e)           Common shares reserved for issuance at March 31, 2012:

Number of Shares

Stock options (Note 13(c))	10,970,000
Warrants (Note 13(d))	4,250,000

Balance, March 31, 2012	15,220,000

(f)           Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”) that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

Canarc Resource Corp.	Page 36

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14.           General and Administrative

March 31, 2012

General and Administrative:
Accounting and audit	$(4)
Legal	-
Office and sundry	37
Regulatory	24
$57

15.           Related Party Transactions

Key management includes directors (executive and non-executive) and senior management.  The compensation paid or payable to key management for employee services is disclosed in the table below.

Except as disclosed elsewhere in the condensed consolidated interim financial statements, the Company had the following general and administrative costs with related parties during three months ended March 31, 2012:

		Net balance
		receivable (payable)
	March 31, 2012	as at March 31, 2012

Key management compensation:
Executive salaries and remuneration	$128	$(14)
Directors fees	10	(159)
Share-based payments	43	-
	$181	$(173)

Legal fees incurred to a law firm in which a senior officer of the Company is a partner	$8	$(85)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(s) sharing certain common director(s)	$8	$(47)

The above transactions are incurred in the normal course of business.

Canarc Resource Corp.	Page 37

CANARC  RESOURCE  CORP.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months ended March 31, 2012
(Unaudited – Prepared by Management)
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16.           Segment Disclosures

The Company has one operating segment, being mineral exploration, with all assets located in Canada.

Canarc Resource Corp.	Page 38

CORPORATE INFORMATION

HEAD OFFICE	#301 – 700 West Pender Street
Vancouver, BC, Canada, V6C 1G8

	Telephone:	(604) 685-9700
	Facsimile:	(604) 685-9744

	Website:	www.canarc.net

DIRECTORS	Bradford Cooke
Bruce Bried
Derek Bullock
Leonard Harris
William Price

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
Garry Biles ~ President and Chief Operating Officer
James Moors ~ Vice-President, Exploration
Gregg Wilson ~ Vice-President, Investor Relations
Philip Yee ~ Chief Financial Officer
Stewart Lockwood ~ Secretary

REGISTRAR AND	Computershare Investor Services Inc.
TRANSFER AGENT	3rd Floor, 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe Ratcliffe LLP
7th Floor, 355 Burrard Street
Vancouver, BC, Canada, V6C 2G8

SOLICITORS AND	Vector Corporate Finance Lawyers
REGISTERED OFFICE	#1040 – 999 West Hastings Street
Vancouver, BC, Canada, V6C 2W2

SHARES LISTED	Trading Symbols
	TSX:	CCM
	OTC-BB:	CRCUF
	DBFrankfurt:	CAN

Canarc Resource Corp.	Page 39